UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ArtVentive Medical Group, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

04317X 107
(CUSIP Number)

James B. Parsons Parsons/Burnett/Bjordahl, LLP 1850 Skyline Tower 10900 NE 4th Street Bellevue, WA 98004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1a	NAMES OF REPORTING PERSONS: LEON RUDAKOV

1b	NAMES OF REPORTING PERSONS:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		10,715,100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		NONE

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,715,100

WITH	10	SHARED DISPOSITIVE POWER:

		NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,715,100 shares of common stock[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ (See Item 6)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.9% of common stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share, of ArtVentive Medical Group, Inc., a Nevada corporation (“ArtVentive”). The principal executive offices of ArtVentive are located at 1797 Playa Vista, San Marcos, CA 92078

Item 2. Identity and Background.

(a)  The name of the individual filing this statement is Leon Rudakov.

(b)  The address of Leon Rudakov, 1797 Playa Vista,, San Marcos, California, 92078

(c)  Dr. Rudakov’s current occupation is

(d)  Dr. Rudakov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  During the last five years Dr. Rudakov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Rudakov is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Dr. Rudakov was issued 10,715,700 shares of common stock pursuant to the terms of an Asset Purchase Agreement between the Company and ArtVentive, Inc., a California corporation.  Dr. Rudakov owned 50% of ArtVentive, Inc. and received shares of the Company in exchange for assets owned by the ArtVentive.

Item 4. Purpose of Transaction.

Shares subject to this Schedule 13D were acquired by Dr. Rudakov pursuant the terms of an Asset Purchase Agreement between the Company and Dr. Rudakov.

There are no plans or proposals which the reporting persons may have which relate to or would result in

(a)   The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization of dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the Registrant’s common stock identified pursuant to Item 1 beneficially owned by each person named in Item 2 is 10,715,700.

(b) The person identified in Item 2 has power to dispose or to direct the disposition of all shares identified in paragraph (a) herein.

(c) To the knowledge of the reporting persons, no transactions in the class of securities reported on were effected during the past sixty days by the persons identified in paragraph (1) herein.

(d) Other than those individuals identified in Item 2 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7. Materials to be Filed as Exhibits.

Incorporated herein by reference is the Asset Purchase Agreement between the Company and ArtVentive, Inc., as filed as exhibits to the Company’s Current Report on Form 8K with the SEC on January 11, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Leon Rudakov	02/28/2011
Leon Rudakov	Date